Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Brackets denote such omissions.

February 16, 2011

Ms. Stephanie Hunsaker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Bank of America Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Forms 10-Q for the Quarterly Periods Ended March 31, 2010,

June 30, 2010 and September 30, 2010

Form 8-K filed January 21, 2011

File No.: 001-06523

Dear Ms. Hunsaker:

We have received and reviewed your letter dated January 31, 2011. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the comments and questions raised by the Staff. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Consolidated Financial Statements

Note 6 – Outstanding Loans and Leases

Impaired Loans and Troubled Debt Restructurings, page 30

1.	We note that you have a significant credit card portfolio and that as of September 30, 2010 you had $10.4 billion of domestic and foreign credit card loans that had been renegotiated, substantially all of which are considered to be troubled debt restructurings (TDRs). Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, tell us how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, tell us whether for purposes of this calculation you assumed the interest rate existing at the origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

Response:	Prior to implementation of the Credit Card Accountability Responsibility and Disclosure Act of 2009 (the CARD Act), Bank of America Corporation (the Corporation) had the contractual right to automatically increase a borrower’s interest rate on existing balances if certain borrowing terms were breached, in a practice referred to as penalty-based repricing. The Corporation also had the contractual right, which was not automatic, to increase a borrower’s interest rate on existing balances if the borrower’s risk profile worsened, through a practice referred to as risk-based repricing. These rights were primarily used to incentivize good customer behavior and counteract adverse behavior. Since implementation of the CARD Act in February 2010, we have stopped the aforementioned practices of repricing existing balances and have given up the contractual right to do so by eliminating these provisions from periodic disclosures provided to card holders.

For the reasons described below, we believe that the rate in effect immediately prior to the TDR or prior to penalty- or risk-based repricing is the most appropriate rate with which to measure impairment. To estimate this interest rate, we calculate a rate referred to as the updated original rate which equals the current weighted average contractual rate of the non-restructured credit card portfolio, excluding loans with introductory below-market rates. We believe that this is a reasonable proxy for the effective interest rate of the individual credit card accounts in the renegotiated portfolio prior to any penalty-based or risk-based repricing. Further, with more than 36 million average active credit card accounts, it is not practicable to perform a loan-by-loan analysis.

A credit card account can exist for ten or more years, during which time the interest rate on that account may have changed multiple times. Given this fact, the original rate established when the account was opened may no longer be the effective interest rate on the account. Interest rates to be charged on newly generated receivables may be changed periodically for segments of a portfolio in response to changes in portfolio characteristics or market conditions, or they might be changed in response to a customer inquiry (a routine change in interest rate). As a result, if there have been one or more routine changes in interest rate, the rate in effect after the most recent change is indicative of the effective interest rate on the account.

As noted above, an account might also have been subject to penalty-based or risk-based repricing prior to implementation of the CARD Act. We do not believe that the re-priced contractual rate is the appropriate rate with which to discount or project expected cash flows when measuring impairment of a loan in the renegotiated loan portfolio. Although the right to increase the interest rate due to penalty-based or risk-based repricing was included in the original contract with the customer, we did not expect to earn that higher interest rate on any specific account or group of accounts because we are not in the business of originating low quality credit card accounts in order to generate a higher yield over an extended period of time. Instead, the ability to charge such a revised rate was used to counteract customer behavior that was adverse to the Corporation. The desire to avoid an increased interest rate or to have an increase reversed can be a strong incentive for a customer to comply with borrowing terms. In addition, the factors that might have led us to impose such a rate increase are typically indicators of impairment. Accordingly, the higher repriced rate should not be a factor in the measurement of impairment, as credit risk should be reflected only by a reduction in expected cash flows.

In paragraph 52 of the Background Information and Basis for Conclusions section of Financial Accounting Standards Board (FASB) Statement No. 114, Accounting by Creditors for Impairment of a Loan, the FASB stated that “the measurement basis for an impaired loan will be the same as the measurement basis for the same loan before it became impaired.” In paragraph 54, the FASB further indicated that, since unimpaired loans are not carried at fair value after origination, “loan impairment should be recognized based solely on deterioration of credit quality evidenced by a decrease in expected future cash flows rather than on changes in both expected future cash flows and other economic events, such as changes in interest rates.”

These comments clarify the FASB’s intent to use the interest rate that was in effect before the loan became impaired or was restructured in a TDR. For credit card loans, this is the effective interest rate of the loan at origination or as of the most recent routine change in interest rate. The factors that might have led us to impose a penalty-based or risk-based increase in interest rate (e.g., to counteract adverse customer behavior) are typically indicators of impairment. Therefore, we use the updated original rate, which reflects current weighted-average contractual interest rates for the non-restructured portfolio as a whole, excluding loans with introductory below-market rates, when measuring impairment of the renegotiated credit card portfolio.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

Representations and Warranties, page 139

2.	We note your responses to prior comments seven and eight of our letter dated December 22, 2010 regarding the claims process with monoline insurers, whole loan purchasers and investors in private label securitizations. Please respond to the following:

a.	Your response indicates that approximately 12 percent and 68 percent of the claims that you initially denied from the monolines and whole loan sales purchasers/private-label securitizations, respectively, have been resolved through repurchase, make-whole payments or rescission. Please disaggregate this percentage separately for situations where the claims are later resolved through (a) repurchase or make-whole payments and (b) rescission.

Response:	In future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2010, where appropriate, we will disclose the percentage of monoline and whole loan investor resolved repurchase requests separately for a) repurchase or make-whole payments and b) rescission. The Corporation and its subsidiaries have limited experience with private-label securitization repurchases as the number of repurchase requests received to date has been limited. The following are the draft disclosures we currently anticipate including in Note 9 - Representations and Warranties Obligations and Corporate Guarantees to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2010 (note the underlined language in response to your comment):

Monoline Insurers

The pipeline of unresolved monoline claims where the Corporation believes a valid defect has not been identified which would constitute an actionable breach of

Rule 83 confidential treatment request made by Bank of America Corporation representations and warranties continued to grow in 2010. Through December 31, 2010, approximately 11 percent of monoline claims that the Corporation initially denied have subsequently been resolved through repurchase or make-whole payments and approximately two percent have been resolved through rescission. When a claim has been denied and there has not been communication with the counterparty for six months, the Corporation views these claims as inactive; however, they remain in the outstanding claims balance until resolution.

Whole Loan Sales and Private-label Securitizations

Through December 31, 2010, approximately 17 percent of the whole loan claims that the Corporation initially denied have subsequently been resolved through repurchase or make-whole payments and approximately 53 percent have been resolved through rescission or repayment in full by the borrower. Although the timeline for resolution varies, once an actionable breach is identified on a given loan, settlement is generally reached as to that loan within 60 to 90 days. When a claim has been denied and the Corporation does not have communication with the counterparty for six months, the Corporation views these claims as inactive; however, they remain in the outstanding claims balance until resolution.

b.	Tell us how your original rejection impacts the timing and amount of the repurchase reserve, such as whether the reserve is immediately reduced after your original rejection, or whether the repurchase reserve is adjusted only after final resolution of the claim between you and the counterparty. Please ensure your response covers each of the counterparties individually given your disclosures on page 40 about how the reserve is established by counterparty and the differences that may arise given those circumstances.

Response:	Given our established history of working with the GSEs on repurchase requests, most claim disputes with the GSEs are handled through loan-level negotiations with the GSEs and we seek to resolve the repurchase request within 90-120 days. Our liability for obligations under representations and warranties to the GSEs considers our experience of working with the GSEs and the recent agreements reached with them and the impact of those agreements on the repurchase rates on future claims that may be received on loans that have defaulted or that are estimated to default.

[***Redacted***] For [***Redacted***], repurchase requests are included in our determination of the representations and warranties liability, and we have established a liability for:

•Repurchase requests where we have identified valid loan defects

•Repurchase requests that are in the process of review

•Repurchase requests subject to negotiation (i.e., we have denied the claim)

•Unasserted repurchase requests for current and future defaulted loans

We continue to include repurchase requests from [***Redacted***] when determining the required liability for representations and warranties until the negotiation between the parties resolves the repurchase request. The resolution of an individual loan repurchase request may be a repurchase, a make-whole payment, rescission or impasse. Given that the monolines

Rule 83 confidential treatment request made by Bank of America Corporation have been generally unwilling to withdraw repurchase claims, regardless of whether and what evidence was offered to refute a claim, the resolution of an individual loan repurchase request may ultimately lead to an impasse.

We have had limited experience with [***Redacted***] in the repurchase process, including limited experience resolving disputed claims. This limited experience has constrained our ability to establish a liability with respect to [***Redacted***] insurers in the case of unresolved claims where we believe a valid defect has not been identified which would constitute an actionable breach of representations and warranties. For [***Redacted***] we have established a liability for:

• Repurchase requests where we have identified valid loan defects • Repurchase requests that are in the process of review

When there is disagreement as to the resolution of a repurchase request, meaningful dialogue and negotiation is generally necessary between the parties to reach conclusion on an individual loan. Because these [***Redacted***] have been unwilling to engage in such a process on a consistent basis, it has been inherently difficult to predict the outcome of those repurchase requests where we have denied a claim because a valid defect has not been identified. Thus, for [***Redacted***], once we have denied a claim we no longer include the request when determining the required liability for representations and warranties as we are not able to determine the likelihood of, or estimate the amount of, any probable loss.

Certain whole loan investors have engaged with us in a consistent repurchase process and we have used that experience to record a liability related to existing and unasserted repurchase requests from whole loan investors. When an individual whole loan investor becomes active in the repurchase process we use specific reserves for that investor when we have sufficient experience and dialogue to reliably estimate the reserve. Generally, when a whole loan investor is engaged in the repurchase process, the Corporation and the claimant reach resolution, either through loan-by-loan negotiation or at times, through a bulk settlement. In such cases, we continue to include repurchase requests from the whole loan investor when determining the required liability for representations and warranties until negotiations between the Corporation and that investor are complete.

As discussed in our Form 10-Q for the quarterly period ended September 30, 2010, the Corporation and its subsidiaries have very limited experience with the private-label securitization investors. In addition, the representations and warranties, as governed by the private-label securitizations, require that the counterparties have the ability to both assert a claim and actually prove that a loan has an actionable defect under the applicable contracts. For the few repurchase claims we have received, once we have denied the claim related to private-label securitizations, we no longer include the request when determining the required liability for representations and warranties as we are not able to determine the likelihood of, or estimate the amount of, any probable loss.

c.	Your response indicates that certain monolines have been unwilling to withdraw repurchase requests, regardless of the evidence that you have provided. Please tell us whether you have other contractual relationships with these monolines and whether you have encountered

Rule 83 confidential treatment request made by Bank of America Corporation other circumstances where you or the monoline have determined not to perform in light of the open issues related to the mortgage repurchase requests.

Response:	As previously disclosed in our Form 10-Q for the quarterly period ended September 30, 2010, certain monoline insurers have initiated litigation against the Corporation and legacy Countrywide Financial Corporation (legacy Countrywide) related to bond insurance policies provided by the monolines on certain past home equity and second lien securitizations. In addition, we have exposure to the monolines as part of our legacy lending and investment banking operations, including our mortgage operations. [***Redacted***] The following are the draft disclosures we currently anticipate including in the Commercial Portfolio Credit Risk Management section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) as part of our Form 10-K for the fiscal year ended December 31, 2010 to describe our exposure to the monolines:

Monoline exposure is reported in the insurance industry and managed under insurance portfolio industry limits. Direct loan exposure to monolines consisted of revolvers in the amount of $51 million and $41 million at December 31, 2010 and 2009.

We have indirect exposure to monolines primarily in the form of guarantees supporting our loans, investment portfolios, securitizations and credit-enhanced securities as part of our public finance business and other selected products. Such indirect exposure exists when we purchase credit protection from monolines to hedge all or a portion of the credit risk on certain credit exposures including loans and CDOs. We underwrite our public finance exposure by evaluating the underlying securities.

We also have indirect exposure to monolines, primarily in the form of guarantees supporting our mortgage and other loan sales. Indirect exposure may exist when credit protection was purchased from monolines to hedge all or a portion of the credit risk on certain mortgage and other loan exposures. A loss may occur when we are required to repurchase a loan and the market value of the loan has declined or we are required to indemnify or provide recourse for a guarantor’s loss. For additional information regarding our exposure to representations and warranties, see Note 9 - Representations and Warranties Obligations and Corporate Guarantees to the Consolidated Financial Statements and Representations and Warranties section of our MD&A beginning on page [xx]. For additional information regarding monolines, see Note 14 - Commitments and Contingencies to the Consolidated Financial Statements.

d.	We note your disclosure on page 41 where you indicate the amount of unresolved repurchase requests received from the monolines that have been reviewed and where you believe a valid defect has not been identified. In light of the fact that in some situations after you originally reject a claim, you later end up resolving the matter through a make-whole payment or repurchase, please clarify this disclosure to clearly indicate that scenario as a potential outcome and add disclosure addressing how that outcome is factored into any reserve liability.

Response:	In future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2010, where appropriate, we will clarify our disclosures to include the possibility that while we may initially reject a monoline repurchase claim, we may ultimately end up resolving the matter through a make-whole payment or repurchase as a result of additional discussion and

Rule 83 confidential treatment request made by Bank of America Corporation negotiation with the monoline. As noted in our response to comment 2a, we will also disclose the percentage of repurchase requests that were initially denied and ultimately resolved through repurchase or make-whole payments.

As disclosed in our Form 10-Q for the quarterly period ended September 30, 2010, and discussed in our response to comment 2b, our methodology for estimating the liability for representations and warranties takes into account our experience with our counterparties. After our initial review and communication of our denial of a repurchase request to the monoline, the impact of that repurchase request on our overall representations and warranties liability depends on the level of meaningful dialogue and negotiation with the monoline. For [***Redacted***] that have engaged with us in a consistent repurchase process, we have used that experience to record a liability related to existing and future claims from such counterparties, including the possibility that certain repurchase requests that were initially denied may ultimately be resolved through repurchase or make-whole payment. When a repurchase request that was initially rejected is ultimately settled through repurchase or a make-whole payment, we update our assumptions and estimates with that counterparty based on that experience. These updated assumptions and experiences are then used to calculate the representations and warranties liability at the balance sheet date. For [***Redacted***] that have not engaged in constructive dialogue with us, we are unable to estimate a reasonable outcome and therefore do not have a liability recorded for denied repurchase requests or unasserted repurchase requests with these counterparties.

The following are the draft disclosures we currently anticipate including in Note 9- Representations and Warranties Obligations and Corporate Guarantees to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2010 (note the underlined language in response to your comment):

At December 31, 2010, the unpaid principal balance of loans related to unresolved repurchase requests previously received from monolines was $4.8 billion, including $3.0 billion in repurchase requests that have been reviewed where it is believed a valid defect has not been identified which would constitute an actionable breach of representations and warranties and $1.8 billion in repurchase requests that are in the process of review. As noted above, a portion of the repurchase requests that are initially denied are ultimately resolved through repurchase or make-whole payments, after additional dialogue and negotiation with the monoline insurer. At December 31, 2010, the unpaid principal balance of loans for which the monolines had requested loan files for review but for which no repurchase request had been received was $10.2 billion, excluding loans that had been paid in full. There will likely be additional requests for loan files in the future leading to repurchase requests. Such requests may relate to loans that are currently in securitization trusts or loans that have defaulted and are no longer included in the unpaid principal balance of the loans in the trusts. However, it is unlikely that a repurchase request will be received for every loan in a securitization or every file requested or that a valid defect exists for every loan repurchase request. In addition, any claims paid related to repurchase requests from a monoline are paid to the securitization trust and may be used by the securitization trust to repay any outstanding monoline advances or reduce future advances from the monolines. To the extent that a monoline has not advanced funds or does not anticipate that it will be required to advance funds to the securitization trust, the likelihood of receiving a repurchase request from a monoline may be reduced as the monoline would receive limited or no benefit from the payment of repurchase claims. Moreover, some monolines are not currently performing their obligations under the financial guaranty policies they issued which may, in certain circumstances, impact their ability to present repurchase claims.

Credit Risk Management, page 155

Allowance for Credit Losses, page 189

3.	Please tell us whether the component of your allowance for loan and lease losses that covers performing consumer and commercial loans and leases which have incurred losses that are not yet individually identifiable factors in contractual interest payments not expected to be collected on the loan. If so, tell us how your model captures this expectation and consider providing further disclosure about this in your Form 10-K for the fiscal year ended December 31, 2010.

Response:	The component of our allowance for loan and lease losses that covers performing loans and leases incorporates billed interest and fees on credit card receivables using a similar methodology as is used for outstanding principal balances. Credit card balances are classified by status (bankruptcy, for example) or stage of delinquency and multiplied by historical loss migration rates to estimate the required allowance for credit losses. Credit card receivables are not placed on nonaccrual status as they are generally charged off no later than 180 days past due.

The component of our allowance for loan and lease losses that covers performing loans and leases does not incorporate accrued interest receivable (AIR) on other consumer or commercial loans as AIR is reversed through a reduction to interest income when a loan is placed on nonaccrual status, typically no later than 90 to 120 days past due for closed-end consumer loans, such as residential mortgages and 90 days past due for commercial loans. Substantially all such loans require payments of interest every 30 or 90 days, thereby limiting the size of AIR while a loan remains on accrual status.

The following are the draft disclosures we currently anticipate including in Note 1- Summary of Significant Accounting Policies to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2010, which will also be included in other future filings, where applicable:

The allowance for loan and lease losses does not include amounts related to accrued interest receivable other than billed interest and fees on credit card receivables as accrued interest receivable is reversed when a loan is placed on nonaccrual status.

Form 8-K filed January 21, 2011

4.	We note your disclosure on page 14 of your earnings release that you recorded $4.1 billion of representations and warranties expense, which included $3.0 billion related to the GSE agreements, as well as adjustments to the representations and warranties liability for loans sold directly to the GSEs. Please tell us why you had to recognize the entire $3.0 billion settlement with the GSEs as additional expense during the quarter given the level of

Rule 83 confidential treatment request made by Bank of America Corporation mortgage repurchase liability as of September 30, 2010 and the disclosures you made indicating that you have an established history of working with the GSEs and thus would have better been able to establish at least some reserve related to future repurchase requests. As part of your response, please clarify the amount of the repurchase reserve as of December 31, 2010 by counterparty, and consider including this information in your Form 10-K for the year ended December 31, 2010.

Response:	There were several factors that contributed to the $3.0 billion provision in the fourth quarter related to the government-sponsored enterprises (the GSEs). The agreement with Fannie Mae (FNMA) substantially resolved the outstanding pipeline of repurchase and make-whole claims as of September 20, 2010 arising out of alleged breaches of selling representations and warranties related to loans originated by legacy Countrywide. In determining the liability for representations and warranties, we utilize historical repurchase experience, while considering current developments. [***Redacted***] Due to this current development, we increased our estimate of future repurchase requests resulting in a higher required liability and additional provision as of December 31, 2010.

The agreement with Freddie Mac (FHLMC) extinguishes all outstanding and potential mortgage repurchase and make-whole claims arising out of any alleged breaches of selling representations and warranties related to loans sold directly by legacy Countrywide to FHLMC through 2008, subject to certain exceptions we do not believe will be material. As part of the agreement, FHLMC assumed future home price and default risk in exchange [***Redacted***]

[***Redacted***]

The Corporation believes that disclosure of our representations and warranties liability by type of counterparty would impede our ability to negotiate with the individual counterparties. In addition, given the outstanding litigation with certain of the monolines, we believe that it would be prejudicial to include this information in our public disclosures.

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James

Corporate Controller

cc:	Charles H. Noski, Chief Financial Officer

Neil A. Cotty, Chief Accounting Officer

Edward P. O’Keefe, General Counsel

Thomas Pirolo, Partner, PricewaterhouseCoopers LLP